Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

May 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
File No. 333-220372
Request for Acceleration

Acceleration Request

Request Date: May 30, 2018

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-220372), to become effective at 4:30 p.m. Eastern Time on May 30, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Alexa M. Ekman at (949) 623-3603.

Sincerely,

HANCOCK JAFFE LABORATORIES, INC.

By:	/s/ Robert A. Berman
Robert A. Berman
Chief Executive Officer

cc:	Yury Zhivilo, Hancock Jaffe Laboratories, Inc.
Bill Abbott, Hancock Jaffe Laboratories, Inc.
Michael A. Hedge, K&L Gates LLP